EXHIBIT 99.1



NEWS RELEASE

CONTACT: **Tom Armstrong**
Kevin McDermed
913 367 2121
OTCBB:AHNC.OB

Atchison Casting Corporation
Announces Results for the Second Quarter
And First Half of Fiscal 2003

Atchison, Kansas – February 14, 2003 – Atchison Casting Corporation (OTCBB:AHNC.OB) today announced results for the second quarter and first six months ended December 31, 2002.

Second quarter net sales from continuing operations decreased 17.6% to $77.2 million from $93.7 million in the comparable period last year. Excluding operations that were sold, closed or placed into liquidation in fiscal 2002, net sales for the second quarter were $76.9 million, representing a decrease of 8.7% from net sales of $84.2 million in the second quarter of fiscal 2002. The net loss for the quarter was $10.4 million, or $1.34 per share, compared to a net loss in the second quarter of fiscal 2002 of $5.7 million, or $0.74 per share. Included in fiscal 2003 second quarter results is a loss from discontinued operations of $1.5 million, or $0.19 per share, and a fixed asset impairment charge relating to the Company's G&C Foundry Company and Canada Alloy Castings, Ltd. subsidiaries, of $4.4 million, or $0.57 per share. Included in fiscal 2002 second quarter results is a loss from discontinued operations of $678,000, or $0.09 per share. The loss from discontinued operations in both periods consists of the results of Kramer International, Inc., which was sold in January 2003, and La Grange Foundry Inc., which was closed in November 2002. Excluding these items, the loss from adjusted continuing operations for the second quarter of fiscal 2003 was $4.5 million, or $0.58 per share, compared to a loss of $4.8 million, or $0.65 per share in the comparable period last year.

For the first half of fiscal 2003, net sales from continuing operations decreased 17.8% to $153.3 million from $186.5 million in the comparable period last year. Excluding operations that were sold, closed or placed into liquidation in fiscal 2002, net sales for the first half of fiscal 2003 were $152.7 million, representing a decrease of 8.9% from net sales of $167.6 million in the first half of fiscal 2002. The net loss for the first half of fiscal 2003 was $36.7 million, or $4.75 per share, compared to a net loss in the first half of fiscal 2002 of $10.2 million, or $1.32 per share. Included in fiscal 2003 first half results is (i) a loss from discontinued operations of $3.5 million, or $0.45 per share, (ii) a fixed asset impairment charge relating to the Company's G&C Foundry Company and Canada Alloy Castings, Ltd. subsidiaries, of $4.4 million, or $0.57 per share, (iii) a restructuring charge of $1.5 million, or $0.20 per share, relating to the liquidation of New England Iron, LLC, the buyer of substantially all of the net assets of Jahn Foundry Corp. in December 2001, and (iv) a goodwill impairment charge of $17.4 million, or $2.26 per share, due to the adoption of a new accounting standard. Included in fiscal 2002 first half results is a loss from discontinued operations of $695,000, or $0.09 per share. Excluding these items, the loss from adjusted continuing operations for the first half of fiscal 2003 was $9.8 million, or $1.27 per share, compared to a loss of $9.5 million, or $1.23 per share in the comparable period last year.

In connection with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", the Company recorded the non-cash goodwill impairment charge of $17.4 million mentioned above, as of the beginning of fiscal 2003. The goodwill impairment charge relates to four of the Company's operations, and was recorded as a Cumulative Effect of Accounting Change. The charge has no effect on operating income or cash flows from operations.

"The market conditions for the foundry industry are at the lowest levels seen in many years," said Tom Armstrong, CEO. "During this difficult period, we believe we have maintained, or slightly increased, market share in the primary markets we continue to serve," continued Mr. Armstrong. "We have tried to focus on customer quality and delivery, as well as reducing costs. However, the low demand for our customers' end-use products has forced us to take other difficult actions to reduce losses and try to reach profitability," continued Mr. Armstrong. "To date, we have now closed or placed into liquidation, six operations and have completed the sale of three. While there are industry projections of improved market conditions over the next 12 to 18 months, there remain no clear signs that markets will improve during that period. However, the actions we have taken over the last couple of years will better position us to reach profitability once our markets do return," said Mr. Armstrong.

"As previously announced, reducing our debt is a top priority. ACC is currently in discussions to sell The G&C Foundry Company and Canada Alloy Castings, Ltd. operations. In addition, we are continuing to market Inverness Castings Group, Inc.," said Mr. Armstrong. "Proceeds from these sales, should they be completed, will be used to reduce our outstanding debt level," continued Mr. Armstrong. "All of these sale/closure actions are consistent with our previously announced business model, which includes, among other things, narrowing the Company's customer and product focus," concluded Mr. Armstrong.

ACC produces iron, steel and non-ferrous castings for a wide variety of equipment, capital goods and consumer markets.

This press release contains forward-looking statements that involve risks and uncertainties. Such statements include the Company's expectations as to future performance and contingent obligations. Among the factors that could cause actual results to differ materially from the forward looking statements are the following: costs of closing foundries, the results of the liquidation of the Company's wholly-owned subsidiary Fonderie d'Autun, the amount of any claims made against Fonderie d'Autun's prior owner which are the subject of certain guarantees, business conditions and the state of the general economy in Europe and the US, particularly the capital goods industry, the strength of the U.S. dollar, British pound sterling and the Euro, interest rates, the Company's ability to renegotiate or refinance its lending arrangements, utility rates, the availability of labor, the successful conclusion of union contract negotiations, the results of any litigation arising out of the accident at Jahn Foundry, results of any litigation or regulatory proceedings arising from the accounting irregularities at the Pennsylvania Foundry Group, the competitive environment in the casting industry and changes in laws and regulations that govern the Company's business, particularly environmental regulations.

ATCHISON CASTING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share Data)
(Unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2002	2001	2002	2001
NET SALES	$77,209	$93,721	$153,333	$186,510
COST OF GOODS SOLD	70,759	85,489	141,411	171,442
GROSS PROFIT	6,450	8,232	11,922	15,068
OPERATING EXPENSES:				
Selling, general and administrative	8,470	10,334	16,816	18,961
Impairment and restructuring charges	4,427	-	5,938	-
Amortization of intangibles	-	(140)	-	(280)
Total operating expenses	12,897	10,194	22,754	18,681
OPERATING LOSS	(6,447)	(1,962)	(10,832)	(3,613)
INTEREST EXPENSE	2,462	2,887	4,951	5,549
MINORITY INTEREST IN NET LOSS OF SUBSIDIARIES	(21)	(10)	(54)	(38)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(8,888)	(4,839)	(15,729)	(9,124)
INCOME TAX EXPENSE	3	175	32	356
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	-	-	(17,441)	-
LOSS FROM CONTINUING OPERATIONS	($8,891)	($5,014)	($33,202)	($9,480)
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	(1,470)	(678)	(3,466)	(695)
NET LOSS	($10,361)	($5,692)	($36,668)	($10,175)
NET LOSS PER SHARE - BASIC AND DILUTED				
CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	($1.15)	($0.63)	($2.04)	($1.18)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$0.00	$0.00	($2.26)	$0.00
DISCONTINUED OPERATIONS	($0.19)	($0.09)	($0.45)	($0.09)
NET LOSS PER SHARE - BASIC AND DILUTED	($1.34)	($0.74)	($4.75)	($1.32)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION - BASIC AND DILUTED	7,723,031	7,723,031	7,723,031	7,710,032